The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus, prospectus supplement and index supplement do not constitute an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Pricing Supplement dated March 31, 2011

Preliminary Pricing Supplement (To the Prospectus dated August 31, 2010, the Prospectus Supplement dated August 31, 2010 and the Index Supplement dated March 16, 2010)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119

$[—] Notes due April 21, 2014 Linked to the S&P 500® Index Global Medium-Term Notes, Series A, No. E-6494

Terms used in this preliminary pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Initial Valuation Date:	April 15, 2011

Issue Date:	April 20, 2011

Final Valuation Date:	April 15, 2014*

Maturity Date:	April 21, 2014**

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Reference Asset:	S&P 500® Index (the “Index”)

Upside Leverage Factor:	[184.60%-194.60%]*** *** The actual Upside Leverage Factor will be set on the Initial Valuation Date.

Knock-In Event:

As determined by the Calculation Agent, a Knock-In Event occurs if the Published Level of the Index at any time, including at the regular weekday close of trading, during the Observation Period (such time, the “observation time”) is less than the Barrier; provided, however, that if during the one hour period immediately prior to such observation time, a Market Disruption Event occurs or is continuing with respect to the Index as determined by the Calculation Agent, the Published Level of the Index at such observation time will be disregarded for purposes of determining whether a Knock-In Event occurs.

For a description of what constitutes a Market Disruption Event with respect to the Index, see “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities, Interest Rates, Currency Exchange Rates, Currencies, or Other Assets or Variables (Other than Commodities)” in the accompanying prospectus supplement.

Barrier:	[—], equal to the Initial Level multiplied by 90.00%, rounded to the nearest hundredth.

Published Level of the Index:	The value of the Index published by its index sponsor as reported on Bloomberg Professional® service page “SPX <Index>” or any successor page on Bloomberg Professional® service or any successor service, as applicable. In certain circumstances, the value of the Index will be based on the alternate calculation of the Index as described in “Reference Assets—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” starting on page S-90 of the accompanying prospectus supplement.

Payment at Maturity:

If the Index Return is less than or equal to 0%, you will receive on the Maturity Date, subject to the credit risk of the Issuer, a cash payment calculated per $1,000 principal amount Note as follows:

$1,000 + [$1,000 × Index Return]

If the Index Return is greater than 0%, the payment at maturity will depend on whether a Knock-In Event has occurred:

If the Index Return is greater than 0% AND a Knock-In Event has occurred, you will receive on the Maturity Date, subject to the credit risk of the Issuer, a cash payment calculated per $1,000 principal amount Note as follows:

$1,000 + [$1,000 × (Index Return x Upside Leverage Factor)]

If no Knock-In Event occurs, you will receive on the Maturity Date, subject to the credit risk of the Issuer, a cash payment calculated per $1,000 principal amount Note as follows:

$1,000 + [$1,000 × Index Return]

You will lose some or all of your principal at maturity if the Index Return is less than 0%. Any payment on the Notes is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this preliminary pricing supplement.

Index Return:	The performance of the Index from the Initial Level to the Final Level, calculated as follows: Final Level – Initial Level Initial Level

Initial Level:	[—], the Closing Level of the Index on the Initial Valuation Date.

Final Level:	The Closing Level of the Index on the Final Valuation Date.

Closing Level of the Index:	For any Index Business Day, the closing value of the Index published at the regular weekday close of trading on that Index Business Day as determined by the Calculation Agent and displayed on Bloomberg Professional® service page “SPX <Index>” or any successor page on Bloomberg Professional® service or any successor service, as applicable. In certain circumstances, the closing value of the Index will be based on the alternate calculation of the Index as described in “Reference Assets—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” starting on page S-90 of the accompanying prospectus supplement.

Index Business Day:	A day on which the value of the Index is published and trading is generally conducted on the markets on which the index components are traded, in each case as determined by the Calculation Agent in its sole discretion.

Observation Period:	All Index Business Days from but excluding the Initial Valuation Date to and including the Final Valuation Date. If the Final Valuation Date is postponed, the Observation Period will end on, and include, the Final Valuation Date, as postponed.

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06738KFS5 and US06738KFS50

*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities, Interest Rates, Currency Exchange Rates, Currencies, or Other Assets or Variables (Other than Commodities)” in the prospectus supplement.
**	Subject to postponement in the event of a market disruption event and as described under “Terms of the Notes—Maturity Date” and “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities, Interest Rates, Currency Exchange Rates, Currencies, or Other Assets or Variables (Other than Commodities)” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement, “Risk Factors” beginning on page IS-2 of the index supplement and “Selected Risk Considerations” beginning on page PPS-5 of this preliminary pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this preliminary pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission‡	Proceeds to Barclays Bank PLC
Per Note	100%	0%	100%
Total	$	$	$

‡	Barclays Capital Inc. will receive commissions from the Issuer equal to 0% of the principal amount of the notes, or $0 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. Accordingly, the percentage and total proceeds to Issuer listed herein is the minimum amount of proceeds that Issuer receives.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this preliminary pricing supplement. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this preliminary pricing supplement together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated August 31, 2010 and the index supplement dated March 16, 2011, relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This preliminary pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•	Prospectus Supplement dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201604/d424b3.htm

•	Index Supplement dated March 16, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511068935/d424b3.htm

Our SEC file number is 1-10257. As used in this preliminary pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this preliminary pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns and examples set forth below assume an Initial Level of 1,319.44, an Upside Leverage Factor of 184.60% and a Barrier of 1,187.50. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The hypothetical total returns set forth below do not take into account any tax consequences from investing in the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

PPS–2

		No Knock-In Event Occurred		Knock-In Event Occurred
Final Level	Index Return	Payment at Maturity (per $1,000 principal amount Note)	Total Return on Notes	Payment at Maturity (per $1,000 principal amount Note)	Total Return on Notes
2,638.88	100.00%	$2,000.00	100.00%	$2,846.00	184.60%
2,506.94	90.00%	$1,900.00	90.00%	$2,661.40	166.14%
2,374.99	80.00%	$1,800.00	80.00%	$2,476.80	147.68%
2,243.05	70.00%	$1,700.00	70.00%	$2,292.20	129.22%
2,111.10	60.00%	$1,600.00	60.00%	$2,107.60	110.76%
1,979.16	50.00%	$1,500.00	50.00%	$1,923.00	92.30%
1,847.22	40.00%	$1,400.00	40.00%	$1,738.40	73.84%
1,715.27	30.00%	$1,300.00	30.00%	$1,553.80	55.38%
1,583.33	20.00%	$1,200.00	20.00%	$1,369.20	36.92%
1,517.36	15.00%	$1,150.00	15.00%	$1,276.90	27.69%
1,451.38	10.00%	$1,100.00	10.00%	$1,184.60	18.46%
1,385.41	5.00%	$1,050.00	5.00%	$1,092.30	9.23%
1,352.43	2.50%	$1,025.00	2.50%	$1,046.15	4.62%
1,319.44	0.00%	$1,000.00	0.00%	$1,000.00	0.00%
1,253.47	-5.00%	$950.00	-5.00%	$950.00	-5.00%
1,187.50	-10.00%	$900.00	-10.00%	$900.00	-10.00%
1,121.52	-15.00%	$850.00	-15.00%	$850.00	-15.00%
1,055.55	-20.00%	$800.00	-20.00%	$800.00	-20.00%
923.61	-30.00%	$700.00	-30.00%	$700.00	-30.00%
791.66	-40.00%	$600.00	-40.00%	$600.00	-40.00%
659.72	-50.00%	$500.00	-50.00%	$500.00	-50.00%
527.78	-60.00%	$400.00	-60.00%	$400.00	-60.00%
395.83	-70.00%	$300.00	-70.00%	$300.00	-70.00%
263.89	-80.00%	$200.00	-80.00%	$200.00	-80.00%
131.94	-90.00%	$100.00	-90.00%	$100.00	-90.00%
0.00	-100.00%	$0.00	-100.00%	$0.00	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from an Initial Level of 1,319.44 to a Final Level of 1,517.36 and No Knock-In Event occurred.

Because No Knock-In Event occurred, the investor receives a payment at maturity of $1,1530 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × Index Return]

$1,000 + ($1,000 × 15.00%) = $1,150.00

The total return on the investment of the Notes is 15.00%.

Example 2: The level of the Index decreases from an Initial Level of 1,319.44 to a Final Level of 791.66.

Because the Final Level is less than the Initial Level, regardless of the occurrence of any Knock-In Event, the investor receives a payment at maturity of $600 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × Index Return]

$1,000 + ($1,000 × -40.00%) = $600.00

The total return on the investment of the Notes is -40.00%.

PPS–3

Example 3: The level of the Index increases from the Initial Level of 1,319.44 to a Final Level of 1,352.43 and a Knock-In Event occurred.

Because a Knock-In Event occurred and the Final Level is greater than the Initial Level, the investor will receive a payment at maturity per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × (Index Return × Upside Leverage Factor)]

$1,000 + [$1,000 × (2.50% × 184.60%)] = $1,046.15

The total return on the investment of the Notes is 4.615%.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The Final Valuation Date, the Maturity Date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event with respect to the Final Valuation Date, see “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities, Interest Rates, Currency Exchange Rates, Currencies, or Other Assets or Variables (Other than Commodities)” with respect to the Reference Asset; and

•

For a description of further adjustments that may affect the Reference Asset, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices”.

•

Appreciation Potential—If a Knock-in Barrier occurs and the Index Return is greater than 0%, in addition to the principal amount, you will receive at maturity an amount reflecting a return on the Notes equal to the Index Return multiplied by the Upside Leverage Factor. The Upside Leverage Factor will be set on the Initial Valuation Date and will not be less than 184.60%. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due and is not guaranteed by any third party.

•

Diversification Among U.S. Equities of the S&P 500® Index—The return on the Notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “Non-Proprietary Indices—Equity Indices—S&P 500® Index” in the Index Supplement.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the Index. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year. Long-term capital gain of a noncorporate U.S. holder that is recognized in a taxable year beginning before January 1, 2013 is generally taxed at a maximum rate of 15%. Long-term capital gain of a noncorporate U.S. holder that is recognized in a taxable year beginning on or after January 1, 2013 is generally taxed at preferential rates.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, your Notes should be treated in the manner described above. This opinion assumes that the description of the terms of the Notes in this preliminary pricing supplement is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect.

For a further discussion of the tax treatment of your Notes as well as possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this preliminary pricing supplement.

PPS–4

Recently Enacted Legislation. Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 will generally be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following (which may include your Notes), but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. Individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the index components. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement and the index supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

•	“Risk Factors—Additional Risks Relating to Securities with a Maximum Return, Maximum Rate, Ceiling or Cap”;

•	“Risk Factors—Additional Risks Relating to Securities with a Barrier Percentage or a Barrier Level”; and

•

“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”.

In addition to the risks described above, you should consider the following:

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative and whether a Knock-In Event occurs during the Observation Period. If the Index Return is less than 0%, you may lose up to 100% of your principal.

•

The Published Level of the Index That is Less Than the Barrier at any Observation Time Will be Disregarded for Purposes of Determining Whether a Knock-In Event occurs If During the One Hour Period Immediately Prior to such Observation Time, a Market Disruption Event Occurs or is Continuing With Respect to the Index—If the Published Level of the Index is less than the Barrier at any observation time during the Observation Period, a Knock-In Event shall occur unless a Market Disruption Event with respect to the Index has occurred or is continuing during the one hour period immediately prior to such observation time. In that case, the Published Level of the Index at such observation time will be disregarded for purposes of determining whether a Knock-In Event occurs. If, as a result of the occurrence of such a Market Disruption Event, the Calculation Agent determines that a Published Level of the Index that is less than the Barrier shall be disregarded for purposes of determining whether a Knock-In Event occurs, such Published Level of the Index, although less than the Barrier, will not give rise to a payment at maturity reflecting the Upside Leverage Factor.

•

The Market Value of the Notes May Be Influenced by Many Unpredictable Factors—The market value of your Notes may fluctuate between the date you purchase them and the Final Valuation Date. You may also sustain a significant loss if you sell your Notes in the secondary market. We expect that generally the value of the Index and the Index components and the volatility of the Index and the Index components during the tem of the Notes may substantially affect the market value of the Notes. Several other factors, many of which are beyond our control, will influence the market value of the Notes. Factors that may influence the market value of the Notes include:

•

prevailing market prices and volatility levels of the U.S. stock markets, the equity securities included in the S&P 500® Index and the S&P 500® Index, and prevailing market prices of options on the S&P 500® Index, or any other financial instruments related to the S&P 500® Index;

•	supply and demand for the Notes, including inventory positions with Barclays Capital Inc. or any market maker;

•	the time remaining to the maturity of the Notes;

•	interest rates;

•

economic, financial, political, regulatory, geographical, biological or judicial events that affect the level of the Index or the market price or volatility of the U.S. stock markets, the equity securities included in the S&P 500® Index, the S&P 500® Index, or the relevant options or futures contracts on the S&P 500® Index;

•	the perceived creditworthiness of Barclays Bank PLC;

•	supply and demand in the listed and over-the-counter equity derivative markets; or

•	supply and demand as well as hedging activities in the equity-linked structured product markets.

These factors interrelate in complex ways, and the effect of one factor on the market value of your Notes may offset or enhance the effect of another factor.

PPS–5

•

Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this preliminary pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Taxes—The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity and whether all or part of the gain you may recognize upon the sale or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index closing level from January 2, 2002 through March 29, 2011. The Index closing level on March 29, 2011 was 1,319.44.

We obtained the Index closing levels below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Final Valuation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

PPS–6

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

PPS–7